Exhibit 12.1
RATIO OF EARNINGS TO FIXED CHARGES
     The following table shows the ratio of earnings to fixed charges for the period from January 1, 2003 to December 4, 2003, the period from December 5, 2003 to December 31, 2003, the years ended December 31, 2004, 2005 and 2006, the period from January 1, 2007 to March 15, 2007, and the period from March 16, 2007 to December 31, 2007. We have computed these ratios by dividing earnings available for fixed charges (income before income taxes and fixed charges) by fixed charges (interest cost, amortization of debt expense, and the portion of rental expenses deemed to be representative of the interest factor in those rentals.)
Computation of General Nutrition Centers, Inc. Ratio of Earnings to Fixed Charges
(Dollars in millions, except ratios)

	Numico Predecessor	Apollo Predecessor					Successor
	Period from	Period from
	January 1,	December 5,					Period from
	2003 to	2003 to	Year Ended	Year Ended	Year Ended		March 16, 2007
	December 4,	December 31,	December 31,	December 31,	December 31,	Period ended	to December
	2003	2003	2004	2005	2006	March 15, 2007	31,2007

Earnings (deficit) available for fixed charges:

Income (deficit) before income taxes	$(759.4)	$0.6	$67.7	$29.5	$59.6	$(61.9)	$31.6

Interest Expense	122.5	2.8	35.5	41.6	43.7	8.5	78.2

Estimated interest component of net rental expense	35.2	2.7	36.7	36.8	38.0	8.1	31.4

Earnings available for fixed charges	$(601.7)	$6.1	$139.9	$107.9	$141.3	$(45.3)	$141.2

Fixed Charges:

Interest Expense	$122.5	$2.8	$35.5	$41.6	$43.7	$8.5	$78.2

Estimated interest component of net rental expense	35.2	2.7	36.7	36.8	38.0	8.1	31.4

Total fixed charges	$157.7	$5.5	$72.2	$78.4	$81.7	$16.6	$109.6

Consolidated Ratio of Earnings to Fixed Charges	—	1.11	1.94	1.38	1.73	—	1.29

(1)	Earnings were insufficient to cover fixed charges for the period ended December 4, 2003, and the period ended March 15, 2007 by $759.4 million and $61.9 million, respectively.